U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Check One):	☐	Form 10-K	☐	Form 20-F	☒	Form 11-K	☐	Form 10-Q
	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2014

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I	-	REGISTRANT INFORMATION

Advanced Emissions Solutions, Inc.
(Full Name of Registrant)

(Former Name if Applicable)

9135 South Ridgeline Boulevard, Suite 200
Address of principal executive offices (Street and Number)

Highlands Ranch CO, 80129
City, State and Zip Code

PART II	-	RULES 12B-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III	-	NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Advanced Emissions Solutions, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its filing on Form 11-K for the year ended December 31, 2014. During the year ended December 31, 2014, the Company's Profit Sharing Retirement Plan (the "Plan") had securities offered under the Securities Act of 1933, as amended.

The Company is currently in the process of engaging an independent accountant to complete an audit of the Plan as of and for the years ended December 31, 2013 and 2014 and will file its Annual Report on Form 11-K as soon as practical.

PART IV	-	OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

L. Heath Sampson	(720)	889-1944
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐  Yes    ☒  No

The Company has already disclosed that it has been unable to file its periodic reports for 2013 - 2015.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes    ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Advanced Emissions Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2015	/s/ L. Heath Sampson
L. Heath Sampson
President and Chief Executive Officer